SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the Third Quarter of 2020

The preliminary financial performance figures for Woori Financial Group for the nine-month period ended on September 30, 2020, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2020	2Q 2020	% Change Increase (Decrease)	3Q 2019	% Change Increase (Decrease)
Revenue*	Specified Quarter	4,278,735	3,464,225	23.51	7,307,816	-41.45
	Cumulative Basis	18,966,421	14,687,686	—	19,419,599	-2.33

Operating Income	Specified Quarter	674,906	399,260	69.04	659,291	2.37
	Cumulative Basis	1,847,504	1,172,598	—	2,369,703	-22.04

Income before	Specified Quarter	675,586	281,236	140.22	670,270	0.79
Income Tax Expense	Cumulative Basis	1,709,435	1,033,849	—	2,398,352	-28.72

Net Income	Specified Quarter	521,321	216,262	141.06	534,108	-2.39
	Cumulative Basis	1,295,354	774,033	—	1,806,071	-28.28

Profit to the Equity Holders of the Parent Entity	Specified Quarter	479,806	142,348	237.07	486,009	-1.28
	Cumulative Basis	1,140,370	660,564	—	1,665,697	-31.54

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2020

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the nine-month period ended on September 30, 2020, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2020	2Q 2020	% Change Increase (Decrease)	3Q 2019	% Change Increase (Decrease)
Revenue*	Specified Quarter	3,924,278	3,060,626	28.22	6,927,598	-43.35
	Cumulative Basis	17,760,315	13,836,037	—	18,330,186	-3.11

Operating Income	Specified Quarter	621,882	338,993	83.45	594,947	4.53
	Cumulative Basis	1,659,512	1,037,630	—	2,192,247	-24.30

Income before	Specified Quarter	625,610	223,061	180.47	797,432	-21.55
Income Tax Expense	Cumulative Basis	1,529,526	903,916	—	2,345,239	-34.78

Net Income	Specified Quarter	483,719	176,417	174.19	65,827	634.83
	Cumulative Basis	1,165,792	682,073	—	1,312,214	-11.16

Profit to the Equity Holders of the Parent Entity	Specified Quarter	480,705	174,367	175.69	60,059	700.39
	Cumulative Basis	1,158,642	677,937	—	1,292,462	-10.35

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 26, 2020	By:	/s/ Kyong-Hoon Park
(Signature)
	Name:	Kyong-Hoon Park
	Title:	Deputy President